UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Dun & Bradstreet Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26484T106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CC Star Holdings, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,885,403
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,885,403

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,885,403
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.49%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on (i) 435,731,379 shares of common stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022, and (ii) 2,080,000 shares of common stock issuable upon exercise of 2,080,000 options directly held by Chinh E. Chu, each of which are currently exercisable to acquire one share of common stock (the “Options”).

1.	Names of Reporting Persons CC Capital GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,885,403
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,885,403
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,885,403
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.49%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Calculated based on (i) 435,731,379 shares of common stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022, and (ii) 2,080,000 shares of common stock issuable upon exercise of the Options.

1.	Names of Reporting Persons Chinh E. Chu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,116,413(1)
	6.	Shared Voting Power 10,885,403
	7.	Sole Dispositive Power 2,116,413(1)
	8.	Shared Dispositive Power 10,885,403
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,001,816(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.97%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 36,413 shares of common stock held directly by Chinh E. Chu and the 2,080,000 Options directly held by Chinh E. Chu.

(2) Calculated based on (i) 435,731,379 shares of common stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022, and (ii) 2,080,000 shares of common stock issuable upon exercise of the Options.

Item 1(a).	Name of Issuer

Dun & Bradstreet Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

101 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)            CC Star Holdings, LP

(ii)           CC Capital GP, LLC

(iii)          Chinh E. Chu

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: c/o Dun & Bradstreet Holdings, Inc. 101 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

26484T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)          Amount beneficially owned:

See response to Item 9 on each cover page.

(b)          Percent of Class:

See response to Item 11 on each cover page.

(c)          Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)         Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CC Star Holdings, LP (“Star Holdings”) directly holds 10,885,403 shares of Common Stock. CC Capital GP, LLC (“CC Capital”) is the general partner of Star Holdings. Chinh E. Chu is the sole member of CC Capital. As such, both CC Capital and Chinh E. Chu may be deemed to have beneficial ownership over the 10,885,403 shares of common stock held by Star Holdings. The filing of this Statement shall not be construed as an admission that the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement, including any securities covered by the “group” described below.

By virtue of the letter agreement (the “Letter Agreement”), dated as of June 30, 2020, by and among Bilcar, LLC, D&B Holdco, LLC, certain funds affiliated with Thomas H. Lee Partners, L.P., Star Holdings and Black Knight Infoserv, LLC (collectively, the “Parties”), the Parties, including the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on the Parties’ Section 16 filings filed with the Securities and Exchange Commission, such a “group” would be deemed to beneficially own an aggregate of 176,500,196 shares of common stock, or 40.1% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of common stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of common stock beneficially owned by the other Parties.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2023

CC STAR HOLDINGS, L.P.

By: CC Capital GP, LLC
Its: General Partner

By:	/s/ Chinh E. Chu
Name: Chinh E. Chu
Title: President and Senior Managing Director

CC CAPITAL GP, LLC

By:	/s/ Chinh E. Chu
Name: Chinh E. Chu
Title: President and Senior Managing Director

/s/ Chinh E. Chu
Chinh E. Chu

EXHIBIT LIST

Exhibit 99.1

Joint Filing Agreement, dated February 16, 2021, by and among CC Star Holdings, L.P., CC Capital GP, LLC and Chinh E. Chu (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 16, 2021 by the Reporting Persons with the Securities and Exchange Commission).